Return address: TDC A/S, Nørregade 21, 0900 København C
[The shareholder’s name and address]
March 12, 2006

Suspension of redemption of shares
As stated in the letter of March 7, 2006, the Board of Directors of TDC A/S on March 5, 2006, received a written redemption notice from Nordic Telephone Company ApS (“NTC”) regarding the redemption of shares held by the other shareholders. As stipulated in the Articles of Association of the company adopted at the extraordinary general meeting on February 28, 2006 TDC arranged for the distribution of NTC’s redemption notice to the other shareholders on March 7, 2006.
By letter of March 8, 2006 the Danish Commerce and Companies Agency informed TDC A/S that the amendment of the Articles of Association regarding redemption of shares held by the other shareholders in TDC as filed to the Agency, was rejected from registration. According to the Agency the provision is inconsistent with the Danish Act on Public Limited Companies. Together with its advisers TDC A/S is reviewing the decision in order to decide whether the Agency’s decision shall be appealed.
On March 9, 2006 NTC has informed TDC that NTC until further notice suspends the initiated redemption, cf. the enclosed press release from NTC.
Consequently, you are hereby informed that you should not transfer shares to NTC pursuant to the redemption process, which was initiated by NTC on March 5, 2006. If the decision by the Danish Commerce and Companies Agency would be overruled, NTC has reserved its right to re-commence the redemption process on the same terms as stated in the original redemption notice; however, the time-limit for the transfer of shares would in such case be changed.
Yours sincerely
The Board of Directors
TDC A/S        CVR-nr. 14 77 39 08         København